September 3, 2024

Dane J. Neumann
Chief Financial Officer
CVR Partners. LP
2277 Plaza Drive, Suite 500
Sugarland TX 77479

       Re: CVR Partners. LP
           Form 10-K for the Year Ended December 31, 2023
           Filed February 21, 2024
           File No. 001-35120
Dear Dane J. Neumann:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation